Exhibit 99.1

Obsidian Energy Announces First Half 2021 Drilling Program and Guidance

•	$40 million capital in development and decommissioning program for first half 2021

•	Seven well drilling program builds on success of 2020 Willesden Green Cardium locations

CALGARY, January 5, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) today announced first half 2021 guidance as the Company continues to advance its development in the Cardium area. A total of $35 million in capital expenditures plus $5 million in decommissioning expenditures is currently budgeted for the first half of 2021, furthering the Company’s Cardium development activity in Willesden Green with a planned seven well drilling program that builds on the 2020 program where Obsidian Energy experienced strong production results. Assuming continued supportive commodity prices and weather conditions, Obsidian Energy could expand the first half drilling program to eight wells. The Company’s successful optimization program will also continue with $4 million allocated in the first half of 2021 (included in the capital expenditure figures above) in order to capture further highly attractive capital efficiencies.

“Our 2020 drilling program resulted in some of the best wells we’ve seen in the history of our Cardium program,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Our first half 2021 program will build on these results with most of the wells adjacent to or very near our 2020 wells, which produced excellent production rates at very low operating costs. With shallow production declines and a strong portfolio of development opportunities, our expansion in this area forms the foundation in creating the ‘Cardium Champion’ along with potential future consolidation.”

Obsidian Energy began its first half 2021 program in December, and has successfully rig-released the first two wells on the 4-35 Cardium pad located in Crimson Lake, which is adjacent to the 1-27 and 12-26 pads that were drilled in 2020 and produced some of the highest production rates in the Company’s Cardium development history. One drilling rig is being utilized to deliver the seven-well program, offering significant operating and capital efficiencies. While Obsidian Energy expects to drill all seven wells prior to spring break up, current guidance assumes that only five wells are brought on stream in the first half of 2021 with the remaining two wells scheduled to be completed as soon as weather and ground conditions allow, giving the Company a jump-start on its second half capital program.

The first half development program will strengthen the Company’s underlying production base and position it to maintain 2021 first half average production at 2020 exit levels, while generating incremental free cash flow for debt repayment. Obsidian Energy’s operational flexibility provides management with the ability to quickly modify development plans as commodity prices fluctuate – increasing capital expenditures and adding new production in higher oil price environments or reducing development activities and protecting liquidity in low price scenarios. If WTI oil prices remain near US$50 per barrel, management anticipates utilizing two drilling rigs in its second half 2021 capital program.

Stephen Loukas continued, “Throughout 2021, we will continue to monitor commodity prices and be strategic in our capital allocation to optimize economic returns. With our land base held by production, we can grow light-oil production when it makes financial sense, with the added competitive advantage of being able to draw from a deep inventory of opportunities across our diverse portfolio.”

The Company’s first half 2021 production and cost guidance is provided below, which assumes five wells are completed and brought on production in the first half of the year.

H1 2021 Guidance
Production (boe/d) (1)	23,000 – 23,400
Capital Expenditures ($millions)	$35
Decommissioning Expenditures ($millions)	$5
Operating Expense ($/boe)	$12.20 – $12.60
General & Administrative ($/boe)	$1.75 - $1.85

(1)	Mid-point of guidance range: 10,225 bbl/d light oil, 2,775 bbl/d heavy oil, 1,950 bbl/d NGLs and 49.5 mmcf/d natural gas

CORPORATE UPDATE

Obsidian Energy closed the year with another strong operational quarter and is on track to meet the Company’s previously issued 2020 guidance below.

2020 Guidance
Production (boe/d) 1 2	25,300 – 25,500
Capital Expenditures ($millions)	56
Decommissioning Expenditures ($millions)	11
Operating Expense ($/boe)	11.00 – 11.20
General & Administrative ($/boe)	1.45 – 1.55

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Mid-point of Updated 2020 Guidance Range: 11,600 bbl/d light oil, 2,850 bbl/d heavy oil, 2,200 bbl/d NGLs and 52.5 mmcf/d natural gas

The Company’s Bigoray egress project continues to be on schedule and on budget with permitting and groundwork completed and key equipment on location. During January, pipeline, electrical and control system installations will be completed and approximately 450 boe/d of high netback, oil-weighted net production is expected to be restored by the end of the month. Obsidian Energy continues to pursue third-party processing revenue opportunities.

Obsidian Energy has successfully abandoned 99 net wells in the fourth quarter of 2020 supported through participation in the Alberta Site Rehabilitation Program (“ASRP”), resulting in a reduction of over $3 million to the Company’s inactive decommissioning liability. This impact is in addition to 148 net wells abandoned by Obsidian Energy’s Area Based Closure (“ABC”) spending in the first half of 2020.

ASRP activity will be expanded in 2021 with anticipated deployment of nearly $10 million of ASRP grants. The Company expects to abandon an additional 422 net wells prior to the end of 2022 due to the support from this program. Grants previously awarded on Obsidian Energy licenses in the first two application periods were increased by $0.5 million to better reflect costs for these activities, bringing the total grants and allocations to date to $22 million. The Company expects to receive additional ASRP support grants via the fifth and sixth application periods, which are scheduled to open February 1, 2021.

In addition, Mr. Loukas’ employment contract has been extended through the end of January 2021 to allow for the Board to negotiate a longer-term extension.

HEDGING UPDATE

The Company has continued to build on its hedge book with a focus on the first quarter of 2021, and currently has the following financial oil and natural gas hedges and physical oil hedges in place:

Financial

	2021
Oil	January	February	March
WTI C$/bbl	$59.62	$60.34	$61.91
Total bbl/d	5,750	2,500	1,000

	2021
Natural gas	January	February	March
C$/mcf	$2.94	$2.94	$2.94
Total mcf/d	23,700	23,700	23,700

Physical 1

	2021
Oil	January	February	March	April	May	June
WTI C$/bbl	$55.24	$55.24	$55.24	$59.04	$59.04	$59.04
Total bbl/d	524	581	524	577	558	577

(1)	WTI and differentials on production hedged to lock-in positive net operating income on certain heavy oil properties.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy has posted an updated corporate presentation which can be found on its website, www.obsidianenergy.com. Key information includes maps and plans for the first half 2021 capital program.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	NGL	Natural Gas Liquid
bbl/d	barrels per day	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the first half 2021 guidance including production, capital and decommissioning expenditures, operating and G&A expenses, and optimization expenditure; that out first half 2021 program will build on the recent results with excellent production rates, low operating costs; the number of drilling rigs to be used under the program, the number of wells to be drilled and when, and how the program will impact Company production and exit levels, free cash flow and debt repayment; how the program will change depending on WTI oil price levels; that the shallow production declines and a strong portfolio of development opportunities, allow our expansion in the Cardium to form the foundation in creating the “Cardium Champion” along with potential future consolidation; the 2020 guidance including production, capital and decommissioning expenditures, operating and G&A expense; expectations on the Company’s Bigoray egress project, ASRP and CEO employment contract; and future hedges.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that Obsidian Energy, which is subject to a short term extension on its senior revolving credit facility continues to obtain extensions in respect of its facilities and otherwise continue to satisfy the applicable covenants under its senior revolving credit facilities; that Obsidian Energy will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein (including our guidance set out under the charts for 2020 production and cost guidance and first half of 2021 production and cost guidance) do not assume the completion any other transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the Company’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the Company’s ability to market its oil and natural gas successfully to current and new customers; the Company’s ability to obtain financing on acceptable terms; and the Company’s ability to add production and reserves through development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process (including the proposed acquisition of Bonterra Energy Corp.), on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com